DIAMONDBACK ENERGY SERVICES, INC.

14301 Caliber Drive, Suite 200

Oklahoma City, Oklahoma 73134

VIA EDGAR TRANSMISSION

April 24, 2009

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Re:	Application for Withdrawal of Diamondback Energy Services, Inc.’s Registration
Statement on Form S-1, as amended (File No. 333-138599)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Diamondback Energy Services, Inc. (the “Registrant”) hereby applies for withdrawal of the Registrant’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2006 (File No. 333-138599), as amended by Amendment No. 1 filed with the Commission on December 22, 2006, Amendment No. 2 filed with the Commission on January 22, 2007, Amendment No. 3 filed with the Commission on May 3, 2007, Amendment No. 4 filed with the Commission on November 20, 2007 and Amendment No. 5 filed with the Commission on March 17, 2008 (as amended, the “Registration Statement”).

The Registrant has determined not to pursue the initial public offering at this time. The Registration Statement was not declared effective by the Commission. No sales of the Registrant’s securities have been completed pursuant to the Registration Statement.

If you have any questions, please contact Seth R. Molay, P.C. at Akin, Gump, Strauss, Hauer & Feld, L.L.P. at 214-969-4780.

Sincerely, DIAMONDBACK ENERGY SERVICES, INC.

/s/ PHILLIP LANCASTER
Name:	Phillip Lancaster
Title:	Chief Executive Officer